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                                    Glossary

                      EXHIBIT NO. 99 - ADDITIONAL EXHIBITS


Included is this Exhibit Number 99 is the Glossary of Terms from pages 75 to 81 of NTS Mortgage Investment Fund's Prospectus dated March 31, 1989. The text of these pages has been duplicated in type style and font compatible with the other portions of the Fund's Form 10-Q Quarterly Report and suitable for electronic filing with the Securities and Exchange Commission. As a result, although
Exhibit 99 contains all of the words contained in the Glossary section of the Prospectus, the total text of each page of this Exhibit does not exactly correspond to the total text of the page of the Prospectus from which it is taken.

                                    GLOSSARY

"Accountable Due Diligence Expense Allowance" shall mean an amount equal to 1/2% of the Gross Proceeds payable to the Selling Agent as reimbursement for its accountable expenses incurred in connection with bona fide due diligence activities.

"Acquisition Expenses" shall mean expenses related to the Fund's selection of and investment in, Mortgage Loans and Real Estate Investments (whether or not made), including but not limited to legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, title insurance and miscellaneous other expenses.

"Acquisition Fees" shall mean the total of all fees and commissions, however designated, paid by any party in connection with the making or investing in Mortgage Loans or Real Estate Investments.

"Adjusted Contribution" shall mean the Original Capital Contribution paid by the original purchaser of a Share, reduced by the total cash distributed with respect to such Share from Capital Proceeds.

"Advisor" shall mean NTS Advisory Corporation, a Delaware Corporation which will serve as the initial investment advisor and administrator of the Fund, or any successor Advisor selected by the Directors, or any person or entity to which the Advisor subcontracts substantially all of its administrative functions.

"Advisory Agreement" shall mean the agreement between the Fund and the Advisor, pursuant to which the Advisor will act as the investment advisor and administrator of the Fund.

Affiliate" shall mean (i) any person directly or indirectly controlling, controlled by or under common control with another person, (ii) any person owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such other person, (iii) any officer, director, trustee or general partner of such person or (iv) if such other person is an officer, director, trustee or partner of another entity, then the entity for which that person acts in any such capacity.


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"Affiliated Borrower" shall mean Affiliates of NTS which obtain a Mortgage Loan from the Fund.

"Affiliated Directors" shall mean those Directors who are not Independent Directors.

"Appraised Value" of a Real Estate Investment or the Real Estate securing a Mortgage Loan shall mean the value of the subject Real Estate at a specified point in time as determined by an MAI Appraisal acceptable to the Directors.

"As-Built Appraised Value of the Property" shall mean (i) for Development Loans, Residential Land Development Loans and Commercial Land Development Loans, the land portion of the appraised value of the mortgaged property, and (ii) for Construction Loans, the appraised value of the mortgaged property (as determined by MAI Appraisal), in each case including improvements to be made by the Borrower, taking into account the Borrower's planned construction and development of the property.

"Average Invested Assets" shall mean for any period, the average Total Assets of the Fund invested, directly or indirectly, in Mortgage Loans and Real Estate Investments, before reserves for bad debts or other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period.

"Below Market Interest Obligation" shall mean any note, agreement, contract or other obligation pursuant to which a purchaser agrees to make periodic payments in respect of the Real Estate purchased, which provides for the payment of interest in respect of the amount due at a rate which is lower than an interest rate 400 basis points below the then applicable Prime Rate.

"Board of Directors" shall mean all of the Directors having been duly elected or otherwise properly in office pursuant to the Organizational Documents.

"Borrower" shall mean any person, including an Affiliated Borrower, which obtains a Mortgage Loan from the Fund.

"Bylaws" shall mean the Bylaws of the Fund, as they may be amended from time to time.

"Capital Proceeds" shall mean the net cash realized from the repayment, retirement, refinancing, sale or other disposition of the Fund's Real Estate Investments and Mortgage Loan investments, including payments of Principal, Interest Reserve, Gross Receipts Interest and Incentive Interest, but excluding Points and Regular Interest, after reduction for the following: (i) payment of all expenses related to the transaction; (ii) payment of all debts and obligations of the Fund arising from or otherwise related to the transaction, including fees to the Advisor or its Affiliates; and (iii) any amount set aside by the Advisor for working capital reserves; provided, however, that proceeds from a disposition of a Fund investment shall not be deemed to be "Capital Proceeds" to the extent such proceeds are reinvested by the Fund and not distributed to Stockholders.

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"Cash Flow Guaranty" shall mean the obligation of the Guarantor to provide investors, directly or indirectly, a minimum return (from all sources) equal to an annual 12% cumulative, non-compounded, return on their Original Capital Contributions during the Cash Flow Guaranty Period.

"Cash Flow Guaranty Period" shall mean the period beginning with the 90th day following the Initial Closing and ending upon the later of two years thereafter or one year following the Offering Termination Date.

"Certificate of Incorporation" shall mean the certificate of incorporation filed by the Fund in Delaware, as it may be amended from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of any successor legislation.

"Commercial Land Development Loan" shall mean a Mortgage Loan, secured by unimproved or partially improved real property subject to a development plan, obtained by a Borrower for the purpose of acquiring, carrying and improving the parcel through pre-development and in certain instances development activities, including, without limitation, the construction of infrastructure and other improvements necessary to prepare the parcel for the construction of commercial or industrial developments, including zoning, planning and construction of amenity packages, and landscaping, for resale (or in limited cases,lease) in the ordinary course of business of the Borrower or an Affiliate.

"Construction Loan" shall mean a Mortgage Loan obtained by a Borrower for the purpose of constructing improvements on real property.

"Dealer Property" shall mean property held primarily for sale to customers in the ordinary course of one's trade or business.

"Dealers" shall mean the Participating Dealers and the Selling Agent.

"Deficiency Dividend" shall mean a distribution of the Fund within the meaning of Section 859(d) of the Code.

"Delaware Corporation Statute" shall mean the General Corporation Law of the State of Delaware, as it may be amended from time to time.

"Development Loan" shall mean a Mortgage Loan obtained by a Borrower for the purpose of acquiring, carrying and engaging in pre-development and development activities with respect to real property prior to the construction of improvements thereon, which activities shall include, without limitation, engineering, zoning, planning and construction of common area and amenities including the construction of clubhouses, pools, etc., but shall exclude Residential and Commercial Land Development Loans.

"Directors" shall mean, as of any particular time, Directors holding office under the Certificate of Incorporation and Bylaws at such time, whether they are the Directors named therein or additional or successor Directors appointed by the initial Board of Directors or duly elected by the Stockholders.

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"Dividend Reinvestment Plan" or "Plan" shall mean the plan pursuant to which
Stockholders may direct that cash distributions otherwise payable to them from the Fund with respect to Shares owned by them be delivered instead to the Reinvestment Agent, who is directed, pursuant to the terms of the plan, to acquire additional Shares with such cash.

"Escrow Agent" shall mean Liberty National Bank & Trust Company of Louisville, Kentucky, or any other entity selected by the Directors to serve as escrow agent for the Fund.

"Escrow Guaranty" shall mean the Guarantor's obligation to advance to the Fund, directly or indirectly, the amount necessary to supplement the interest generated by subscription proceeds so as to provide subscribers with an 8% annual, non-compounded return on their subscriptions, calculated from the date the subscriber's proceeds were deposited in the escrow account through the 89th day following the Initial Closing Date (or if the Minimum Number of Shares is not sold, through the date on which the proceeds are released from the escrow account).

"Federal Funds Rate" shall mean the average of the prior month's rate at which reserves are traded among commercial banks for overnight use in amounts of one million dollars or more, as published in the Federal Reserve Statistical Release H.15(519), or, in the event that such a release does not exist, "Federal Funds Rate" shall mean that announced in the Wall Street Journal, or its successor, as it shall change from time to time.

"First Mortgage Loans" shall refer to Mortgage Loans which have as security a first mortgage or first priority lien on the collateral property.

"Foreclosure Property" shall mean real property (including interests in real property), and any personal property incident thereto, which is acquired by the Fund as the result of a bid in foreclosure, or by agreement or legal process, following a default (or where a default was imminent) on a lease of the property or on an indebtedness secured by such property.

"Foreign Investor" shall mean a nonresident alien, a foreign corporation or an entity consisting of such persons.

"Fund" shall mean NTS Mortgage Income Fund, a Delaware corporation, or any successor thereto.

"Funds Available for Investment" shall mean the Gross Proceeds to be Raised in this Offering ($100,000,000) plus an amount equal to the aggregate borrowings which the Fund is authorized to make (300% of Net Assets).

"Gross Proceeds" shall mean the aggregate Original Capital Contributions of all Stockholders.

"Gross Proceeds to be Raised" shall mean $100,000,000.



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"Gross Receipts" shall mean, with regard to (i) any Real Estate serving as collateral for a Mortgage Loan the record title to which has been conveyed to the purchaser, the total fair market value of the consideration, inclusive of the face amount of the notes or other payment obligations received by an Affiliated Borrower from the sale of such Real Estate, without reduction for any costs or expenses incurred in connection with the sale, development or improvement of the Real Estate, real estate commissions or other closing expenses, but net of amounts to be repaid or credits allowed to the purchaser such as builder discounts or rebates, landscaping allowances or similar expenses as well as any sale or transfer tax imposed on the transaction, provided, however, that Gross Receipts shall not include the face amount of any Below Market Interest Obligation, and (ii) any Real Estate serving as collateral for a Mortgage Loan which the Borrower has agreed to sell to a purchaser but as to which the record title has not been conveyed to the purchaser or which has been conveyed to the purchaser in exchange for a Below Market Interest Obligation, the amount of cash received by the Affiliated Borrower as and when received.

"Gross Receipts Interest" shall mean, with respect to a Mortgage Loan secured by Real Estate held for sale in the ordinary course of business, an amount equal to a specified percentage of the Affiliated Borrower's Gross Receipts from the sale of the underlying Real Estate received during the term of the Mortgage loan.

"Guarantor" shall mean NTS Guaranty Corporation, a Delaware corporation or any successor thereto.

"Incentive Interest" shall mean the Fund's share in the Increase in Value of a property securing a Mortgage Loan and shall be payable in connection with Mortgage Loans secured by Real Estate not held for sale in the ordinary course of business.

"Incentive Interest Agent" shall mean the independent party authorized to receive Incentive Interest payments from Borrowers and pay to the Fund the amount of such payments to which it is entitled, with the remainder of such payments to be returned to the Borrowers.

"Increase in Value" shall mean the difference between the Appraised Value of a property at the time of funding a Mortgage Loan and the Appraised Value of such property (or the fair market value of the consideration received in the case of a sale) upon the earlier of the maturity of the Mortgage Loan or the sale or refinancing of the collateral property, net of the actual cost incurred in connection with the improvement of the collateral property since the date of the funding of the Mortgage Loan. For purposes of this definition, the phrase "actual cost incurred" shall refer to all costs paid by the Borrower to Affiliated and Non-Affiliated parties in connection with the acquisition, holding, ownership, or development or improvement of the property, including without limitation, costs of acquiring and financing the property.

"Increased Maximum Number of Shares" shall mean 5,000,000 Shares in this public offering.

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"Independent Advisor" shall mean Laventhol and Horwath or any alternative person selected by the Independent Directors to provide an opinion concerning the fairness of the terms of proposed Mortgage Loans to Affiliated Borrowers and acquisitions of Real Estate Investments from Affiliates.

"Independent Directors" shall mean the Directors who: (i) are not Affiliated, directly or indirectly, with the Advisor, whether by ownership of, ownership interest in, employment by, any business or professional relationship with, or service as an officer or director of, the Advisor or its Affiliates; (ii) do not serve as a director or trustee for more than two other REITs organized by the Advisor or its Affiliates; and (iii) perform no other services for the Fund, except as Directors. An indirect relationship shall include circumstances in which the immediate family of a Director has one of the foregoing relationships with the Advisor or the Fund.

"Initial Closing Date" shall mean the date on which the first closing for Shares sold pursuant to the Prospectus occurs.

"Initial Fund Investments" shall mean those investments which the Fund has specified as of the date of this Prospectus being the Fawn Lake Loan, Orlando Lake Forest Loan, the Louisville Lake Forest North Loan and the Blankenbaker Crossings Loan.

"Interest Reserve" shall mean the amount loaned or committed to be loaned to a Borrower to Fund the Borrower's projected future payments of Regular Interest to the Fund and upon which Regular Interest shall be charged once disbursed.

"Investable Proceeds" shall mean the Gross Proceeds less Organization and Offering Expenses, plus an amount equal to the outstanding borrowings of the Fund, exclusive of borrowings made in connection with Real Estate Investments.

"IRA" shall mean an Individual Retirement Account established pursuant to
Section 408 of the Code or any successor provision.

"Junior Mortgage Loan" shall refer to any Mortgage Loan which is subordinate to another mortgage or deed of trust secured by the collateral real property and shall exclude Temporary Mortgage Loans and loans which are outstanding and being "phased-in" pending full funding of a First Mortgage Loan.

"Junior Mortgage Loan Guaranty" shall mean the Guarantor's obligation to pay the Fund the Principal amount of any Junior or Temporary Mortgage Loan on which the Affiliated Borrower has defaulted.

"Land Acquisition Loans" shall mean a Mortgage Loan obtained by a Borrower for the purpose of acquiring Unimproved Real Property.



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"Loan" shall mean a Mortgage Loan or Temporary Mortgage Loan made by the Fund.

"MAI Appraisal" shall mean an appraisal made by a member in good standing of the American Institute of Real Estate Appraisers.

"Majority Vote" shall mean the vote or consent in person or by proxy of Stockholders owning more than 50% of the outstanding Shares.

"Management Expense Allowance" shall mean a non-accountable expense allowance relating to services performed for the Fund (but excluding amounts paid by the Advisor on behalf of the Fund to third parties) in an amount equal to 1% of the Fund's Net Assets, per annum, payable quarterly to the Advisor which may be increased annually by an amount corresponding to the percentage increase in the Consumer Price Index for all urban consumers- Louisville or a comparable consumer price index, which increase will in no event cause the Fund's Operating Expenses to exceed the limitation imposed by the Bylaws.

"Maximum Number of Shares" shall mean 2,500,000 Shares in this public offering.

"Minimum Number of Shares" shall mean 75,000 Shares to at least 100 independent investors in this public offering.

"Mortgage Loans" shall mean Residential Land Development Loans, Commercial Land Development Loans, Permanent Mortgage Loans, Construction Loans, Development Loans and Land Acquisition Loans evidenced by notes, debentures, bonds and other evidences of indebtedness or obligations (other than Temporary Mortgage Loans made by the Fund) which are secured or collateralized by: (i) interests in real property; (ii) other beneficial interests essentially equivalent to a mortgage on real property; or (iii) interests in partnerships, joint ventures, or other entities which own real property.

"NASD" shall mean the National Association of Securities Dealers, Inc.

"NASDAQ" shall mean the nationwide automated quotations system operated by the NASD.

"Net Assets" shall mean the Total Assets (other than intangibles) at cost before deducting depreciation or other non-cash reserves, less total liabilities, calculated quarterly according to generally accepted accounting principles on a basis consistently applied.

"Net Income" for any period shall mean total revenues applicable to such period as determined for federal income tax purposes, less the expenses applicable to such period, other than additions to reserves for bad debts or other similar non-cash reserves. In connection with the calculation of any incentive type fee, Net Income, for purposes of calculating Operating Expenses, shall not include the gain from the sale of the Fund's assets.


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"Non-Accountable Expense Allowance" shall mean an amount equal to 1% of the
Gross Proceeds payable to the Selling Agent as reimbursement for its non-accountable sales and other expenses incurred in connection with the offer and sale of Shares.

"Non-Affiliate" shall mean persons who are not Affiliates.

"NTS" shall mean NTS Corporation, a Delaware corporation which is the Sponsor for the Fund.

"Offering Termination Date" shall mean the date on which the last closing for Shares sold pursuant to the Prospectus occurs which shall occur either one year from the date of this Prospectus subject to increase for up to an additional year in the discretion of the Board of Directors and subject to compliance with applicable state and federal laws.

"Operating Expenses" shall mean all operating, general and administrative expenses of the Fund as determined under generally accepted accounting principles, including but not limited to rent, utilities, capital equipment, salaries, fringe benefits, travel expenses, the Management Expense Allowance, expenses paid by third parties to the Advisor and its Affiliates based upon its relationship with the Fund (e.g. loan administration, servicing, engineering and inspection expenses) and other administrative items, but excluding the expenses of raising capital, interest payments, taxes, non-cash expenditures (e.g. depreciation, amortization, bad debt reserve), the Subordinated Advisory Fee and the costs related directly to a specific Mortgage Loan or Real Estate Investment by the Fund, such as expenses for originating, acquiring, servicing or disposing of said specific Real Estate Investment or a Mortgage Loan.

"Organization and Offering Expenses" shall mean those expenses payable by the Fund in connection with the formation, qualification and registration of the Fund and in marketing, distributing and processing Shares, including any Sales Commissions, Non-Accountable Expense Allowance, Accountable Due Diligence Expense Allowance, and any other expenses actually incurred and directly related to the registration, offering and sale of Shares, including such expenses as:
(a) fees and expenses paid to attorneys in connection with the offering; (b) registration fees, filing fees and taxes; (c) the costs of qualifying, printing, amending, supplementing, mailing and distributing the Fund's Registration Statement and Prospectus, including telephone and telegraphic costs; (d) the costs of qualifying, printing, amending, supplementing, mailing and distributing sales materials used in connection with the issuance of Shares, including telephone and telegraphic costs; (e) remuneration of officers and employees of the Advisor and its Affiliates while directly engaged in marketing, distributing, processing and establishing records of Shares and establishing records and paying Sales Commissions; and (f) accounting and legal fees and expenses incurred in connection therewith to the Advisor or its Affiliates.

"Organizational Documents" shall mean the Fund's Certificate of Incorporation and By-Laws, as they may be amended from time to time.


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"Original Capital Contribution" shall mean the amount of $20.00 for each Share, which amount shall be attributed to such Share in the hands of subsequent holders thereof.

"Participating Dealers" shall mean members in good standing of the National Association of Securities Dealers, Inc., ("NASD") engaged by the Selling Agent to offer and sell Shares on a "best efforts" basis, as well as certain selected foreign broker dealers, who are not eligible for membership in the NASD, who agree to abide by the provisions of Section 25 of the NASD Rules of Fair Practice.

"Permanent Mortgage Loans" shall mean notes, bonds and other evidences of indebtedness or obligations (other than temporary investments made by the Fund) which are secured or collateralized by interests in (i) income producing real property, (ii) other beneficial interest essentially equivalent to a mortgage on income producing real property or (iii) partnerships, joint ventures or other entities which own income producing real property. Such Mortgage Loans may be Junior or First Mortgage Loans and will generally have terms of between three and five years, subject to extension for up to two two-year periods.

"Points" shall mean the fee payable to the Fund at the time funds are advanced under a Mortgage Loan.

"Prime Rate" shall mean the rate of interest as published in the Federal Reserve Statistical Release H.15(519), as it shall change from time to time. In the event that such a release does not exist, "Prime Rate" shall mean the prime lending rate as published in the Wall Street Journal, or its successor.

"Principal" shall mean the funds loaned to a Borrower, excluding the amount of the Interest Reserve.

"Prohibited Transaction" shall mean the sale of Dealer Property other than both Foreclosure Property and certain Dealer Property held by the Fund for at least four years.

"Prospectus" shall mean the final prospectus of the Fund with respect to the offer and sale of Shares filed with the Securities and Exchange Commission as part of the Fund's Registration Statement on Form S-11, as amended.

"Qualified Plans" shall mean qualified pension, profit-sharing and other employee retirement benefit plans (including Keogh [HR 10] plans) and trusts, bank commingled trust funds for such plans and individual retirement accounts.

"Real Estate" shall mean all real properties or any interest therein acquired directly or indirectly by the Fund, including real properties acting as collateral for Mortgage Loans.

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"Real Estate Investments" shall mean direct or indirect equity investments by the Fund in all forms in Real Estate, and shall exclude investments in Mortgage Loans as well as any investments in Mortgage Loans characterized as equity investments for financial accounting purposes.

"Regular Interest" shall mean the rate of interest payable periodically on a Mortgage Loan, as determined by the Board of Directors at the beginning of each Mortgage Loan or any extension thereof.

"Regular Interest Rate" shall mean the rate of interest payable periodically on a Mortgage Loan and shall be equal to (i) 500 basis points and 300 basis points in excess of the rate on a treasury obligation having a maturity substantially similar to that of the Mortgage Loan for fixed rate Junior and First Mortgage Loans, respectively, and 400 basis points and 200 basis points in excess of the Prime Rate, or 570 basis points and 370 basis points in excess of the Federal Funds Rate, for variable rate Junior and First Mortgage Loans, respectively.

"Reinvestment Agent" shall mean NTS Depositary Corporation, Louisville, Kentucky, or its successor as agent for the dividend reinvestment plan.

"REIT" and "real estate investment trust" shall mean a real estate investment trust as defined in Sections 856 to 860 of the Code.

"REIT Qualifying Investment" shall mean an investment in assets described in
Section 856(c)(5) of the Code, or any successor provision.

"REIT Taxable Income" shall mean the taxable income as computed for a corporation which is not a REIT: (i) without the deductions allowed by Code Sections 241 through 247, 249 and 250 (relating generally to the deduction for dividends received); (ii) excluding amounts equal to (a) the net income from foreclosure property and (b) the net income derived from prohibited transactions; and (iii) deducting amounts equal to (a) any net loss derived from prohibited transactions, (b) the tax imposed by Code Section 857(b)(5) upon a failure to meet the 95% and/or 75% gross income tests and (c) the dividends paid, computed without regard to the amount of the net income from foreclosure property which is excluded from REIT Taxable Income.

"Residential Land Development Loan" shall mean a Mortgage Loan obtained by a Borrower for the purpose of acquiring, carrying, improving, through pre-development, development and sale, the underlying real estate, including, without limitation, engineering, zoning, planning and construction of common areas and amenity packages, necessary to prepare the parcel and its individual sites for the construction of homes (and in limited circumstances minor portions for commercial purposes) and the sale of such sites in the ordinary course of business of the Borrower or an Affiliate.

"Sales Commissions" shall mean an amount equal to 8% of the Gross Proceeds from the sale of each Share, subject to certain discounts, payable to the Dealers who sell such Shares.

"Selling Agent" shall mean NTS Securities, Inc.


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"Shares" shall mean the Fund's shares of common stock with a par value of
$0.001.

"Sponsor" shall mean NTS Corporation, a Kentucky corporation, or any person directly or indirectly instrumental in organizing, wholly or in part, the Fund or any person who will manage or participate in the management of the Fund, and any Affiliate of any such person, but excluding (i) a person whose only relationship with the Fund is that of an independent property manager and whose only compensation is as such, and (iii) wholly independent third parties such as attorneys, accountants and underwriters whose only compensation is for professional services.

"Stockholders" shall mean as of any particular time the registered holders of outstanding Shares at such time.

"Subordinated Advisory Fee" shall mean the fee payable to the Advisor or its Affiliates for services in connection with the liquidation of the Fund's investments, equal to 5% of the Capital Proceeds remaining after distributions to Stockholders from all sources in an amount equal to 100% of their Original Capital Contribution plus a 15% per annum cumulative, non-compounded return on their Adjusted Contributions to the extent not already paid, beginning on the Offering Termination Date.

"Supplemental Interest" shall mean the amount, if any, in excess of Regular Interest, Points, Incentive and Gross Receipts Interest, other cash balances available for distribution in the discretion of the Board of Directors, and all other cash receipts of the Fund net of all cash expenditures of the Fund, that Affiliated Borrowers shall pay the Fund to enable it to make quarterly distributions to Stockholders equal to an annual 12% cumulative, non-compounded return on their Original Capital Contributions during the Cash Flow Guaranty Period.

"Temporary Investments" shall refer to those investments made by the Fund pending the receipt of sufficient Investable Proceeds to fund the Initial Fund Investments, or reinvestment in later Fund loans.

"Temporary Mortgage Loan" shall refer to any temporary mortgage loan investment made by the Fund to an Affiliated Borrower pending investment or reinvestment in a Mortgage Loan if such Temporary Mortgage Loan (i) matures within one year of making the loan subject to any extension in the discretion of the Board of Directors (ii) is anticipated to generate yields higher than other temporary investments, (iii) is approved by a majority of the Independent Directors, and
(iv) constitutes a REIT qualifying investment.

"Tax-Exempt Entities" shall mean Qualified Plans and other entities exempt from federal income taxation, such as endowment funds and foundations and charitable, religious, scientific or educational organizations.

"Total Assets" shall mean the book value of all assets of the Fund, determined in accordance with generally accepted accounting principles.


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"Transfer Agent" shall mean an independent national agent selected by the
Directors or any entity designated at some later date.

"Treasury Rate" shall mean the rate of interest paid on United States Treasury investments, as published in the Federal Reserve statistical Release H.15(519), as it shall change from time to time, having a maturity substantially similar to that of the Mortgage Loan; in the event that such a release is not published, any other nationally-recognized publication. If there is more than one such treasury investment, then the rate of that investment priced closest to par shall be used; provided, however, that this definition may be modified with the approval of a majority of the Directors, including a majority of the Independent Directors.

"Unimproved Real Estate" shall mean property which has each of the following three characteristics: (i) it was not acquired for the purpose of producing rental or other operating income; (ii) there is no development or construction in process on such land, and (iii) there is no development or construction planned in good faith to commence on such land within one year.


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